Exhibit 99.1

CIBC Releases Revised Supplementary Financial Information

TORONTO, Aug. 3, 2017 /CNW/ - CIBC (TSX: CM) (NYSE: CM) released today an abridged Supplementary Financial Information package for the period ending April 30, 2017, reflecting the acquisition of PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (The PrivateBank). The following changes will be adopted beginning in the third quarter of 2017.

U.S. Commercial Banking and Wealth Management
As a result of the acquisition, a new Strategic Business Unit (SBU) called U.S. Commercial Banking and Wealth Management has been created and includes the following lines of business:

•	Commercial banking;
•	Wealth management; and
•	Other.

In addition to the results of The PrivateBank, U.S. Commercial Banking and Wealth Management includes:

•	The results of CIBC Atlantic Trust Private Wealth Management in the wealth management line of business, previously reported in the private wealth management line of business within the Wealth Management SBU; and
•	The results of U.S. real estate finance in the commercial banking line of business, previously reported in the corporate and investment banking line of business within Capital Markets.

SBU name changes
Given the addition of the U.S. Commercial Banking and Wealth Management SBU, we have changed the name of our Retail and Business Banking SBU to Canadian Retail and Business Banking, and the name of our Wealth Management SBU to Canadian Wealth Management. The lines of business within each SBU remain unchanged, apart from the reclassifications noted above.

Future external reporting changes
On June 20, 2017, we announced changes to CIBC's leadership team and organizational structure to further accelerate our transformation. As a result of these changes, we expect to make further external reporting changes in the fourth quarter of 2017.

The affected pages of the Supplementary Financial Information are available for download at https://www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC - Investor Relations

View original content: http://www.newswire.ca/en/releases/archive/August2017/03/c6606.html

%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications, Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC - Investor Relations

CNW 08:00e 03-AUG-17